Exhibit H(30)

INVESTMENT COMPANY PORTFOLIO JOINDER AGREEMENT

Each of the funds listed below, being represented by the undersigned, hereby agrees to become a party to, and to be bound by all of the provisions of, the Amended and Restated Reimbursement and Security Agreement, dated December 1, 2021, by and between State Street Bank and Trust Company, a Massachusetts trust company with a place of business at State Street Financial Center, One Congress Street, Boston, Massachusetts 02114, and the undersigned registered investment company, of which each of the funds listed below is a portfolio.

MML Series Investment Fund

MML VIP American Funds 80/20 Allocation Fund

This Investment Company Portfolio Joinder Agreement (“Joinder”) may be executed in counterparts, each of which when so executed will be deemed to be an original. Such counterparts together will constitute one agreement. The parties hereto consent to the use of electronic or digital technology for the execution of this Joinder, and that delivery of the executed Joinder or counterpart of the Joinder by facsimile, e-mail transmission via portable document format (.pdf), Docusign, or other electronic means will be equally effective and binding as delivery of a manually executed Joinder or counterpart or the Joinder.

MML SERIES INVESTMENT FUND, ON BEHALF OF EACH OF THE FUNDS SET FORTH ABOVE

By:	/s/ Renée Hitchcock
Name:	Renée Hitchcock
Title:	CFO and Treasurer
of MML Series Investment Fund

Accepted as of April 17, 2026

STATE STREET BANK AND TRUST COMPANY

By:	/s/ David I. Kim
Name:	David I. Kim
Title:	Managing Director